Entrex Carbon Offset Company, LLC
	150 East Palmetto Park, Suite 800
       Boca Raton, FL 33432

April 25, 2023
Division of Corporation Finance
Securities and Exchange Commission
Washington D.C. 20549

VIA EDGAR Form 1A/w

Re:
       Entrex Carbon Offset Company, LLC
       Form 1A
       Filed April 3, 2023
       File No.  024-12205

To whom it may concern:

Pursuant to our discussion regarding the Entrex Carbon Offset
Company s (the Company) Form 1A filing as indicated above, please be advised that we hereby respectfully request withdrawal of the above-mentioned filing pursuant to rules promulgated by the Securities and Exchange Commission
(the SEC) under the Securities Act of 1933, as amended
(the Act).

The Company understood, potentially incorrectly through
counsel, that the response to the comments provided by
the SEC were to be filed again once amended.   We now
understand the document was superfluous and should be filed via correspondence with the assigned SEC representative. Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the aforementioned documents and declare the withdrawal effective as soon as feasibly possible.

Be assured that no securities have been sold by the entity discussed herein.

Please contact this office with any additional questions in this regard.

Sincere Regards,
/SWatkins/

Stephen H. Watkins
Chief Executive Officer
Entrex Carbon Offset Company, LLC
(954) 856-6659